# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fort Technology Inc, CIK 0002092967
CUSIP: 349024307
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 325 Front Street West, 2nd Floor, Toronto, Ontario Canada (A6), M5V 2Y1
Date of event which requires filing of this statement: 08/19/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001885408

## Reporting persons
- Nexera Technologies Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 11,416,863; shared voting power 0; sole dispositive power 11,416,863; shared dispositive power 0; aggregate amount beneficially owned 11,416,863 (72.53% of the class)
  Comment: (1) 11,416,863 Common Shares Consists of: (i) 10,558,832 Common Shares of the issuer held directly by Nexera Technologies Ltd. and (ii) warrant to purchase 858,031 shares issued in August 2025.
  
  (2) Based on 14,883,541 Common Shares issued and outstanding as of August 19, 2026, based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: Fort Technology Inc
Address of issuer's principal executive offices: 325 Front Street West, 2nd Floor, Toronto, Ontario, M5V 2Y1, Canada

## Item 2. Person Filing
Name of person filing: Nexera Technologies Ltd.
Address of principal business office or, if none, residence: 7 Mezada St., Bnei Brak, Israel 5126112.
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Does not include up to an additional 3,142,858 contingent right shares, each entitling Nexera Technologies Ltd to acquire one common share of Fort Technology Inc. for no additional consideration upon the achievement of certain pre-determined milestones following the acquisition of Fort Products Limited by Fort Technology Inc. as set forth in the Share Purchase Agreement dated July 2025, or the Acquisition. In connection with the Acquisition, which was a qualifying transaction under the policies of the TSX Venture Exchange, and at the request of the TSX Venture Exchange, Nexera Technologies Ltd undertook not to acquire, exercise, or convert securities currently held to the extent (but only to the extent) that, after giving effect to such acquisition, exercise, or conversion (as applicable), Nexera Technologies Ltd would, directly or indirectly, own in excess of 80% of Fort Technology Inc.'s outstanding common shares.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein. %
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Nexera Technologies Ltd: /s/ Ronen Zalayet, Ronen Zalayet, CFO (08/19/2026)